

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Zhe Wang
Chief Executive Officer
TIAN RUIXIANG Holdings Ltd
Room 1106, 10 / F, No. 19
North East Third Ring Road
Chaoyang District, Beijing
People's Republic of China

      Re: TIAN RUIXIANG Holdings Ltd
           Form 20-F for Fiscal Year Ended October 31, 2021
           Filed on March 7, 2022
           File No. 001-39925

Dear Zhe Wang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Finance

cc: Ying Li, Esq.